EXHIBIT 3.5

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

2 October 2006

VEDANTA RESOURCES PLC ANNOUNCES
SUCCESSFUL ACQUISITION OF STERLITE GOLD LTD.
AND EXTENSION OF OFFER

Vedanta Resources plc (“Vedanta”) announced today that it has been successful in its bid to acquire Sterlite Gold Ltd. (TSX: SGD) (“Sterlite Gold”) under its offer (the “Offer”) dated August 25, 2006, made through Twin Star International Limited (“TSI”), an indirect wholly-owned subsidiary of Vedanta, for all of the outstanding common shares of Sterlite Gold not already owned by TSI and its affiliates, excluding those common shares held by U.S. shareholders, on the basis of C$0.258 in cash per common share. As of September 30, 2006, a total of 68,415,167 common shares of Sterlite Gold were deposited under the Offer, representing approximately 25.8% of the outstanding common shares of Sterlite Gold (on a fully-diluted basis).

All of the conditions to the Offer have been satisfied or waived and TSI has taken up all of the Sterlite Gold common shares validly deposited under the Offer and not validly withdrawn. Payment for such common shares will be made on or before October 4, 2006. After giving effect to the take up of common shares by TSI under the Offer and together with the common shares already owned by TSI, Vedanta holds, through TSI, a total of 214,454,825 common shares of Sterlite Gold, representing approximately 80.8% of the outstanding common shares of Sterlite Gold (on a fully-diluted basis).

Vedanta is extending its Offer to allow time for the remaining Sterlite Gold shareholders to tender their common shares to the Offer and to allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit Vedanta to extend the Offer to Sterlite Gold shareholders in the United States. The Offer will now expire at 5:00 p.m. (Toronto time) on October 31, 2006, unless further extended. A notice of extension will promptly be mailed to those Sterlite Gold shareholders to whom the Offer to Purchase and Circular was originally sent. Subject to applicable securities laws, any common shares subsequently validly deposited to the Offer must be taken up and paid for by TSI within ten days of the deposit of such common shares. Vedanta, through TSI, may acquire the remaining Sterlite Gold common shares not deposited to the Offer by compulsory acquisition or other subsequent acquisition transaction.

Sterlite Gold shareholders are advised to read the Notice of Extension, the Offer to Purchase and Circular, the Directors’ Circular and related documents, filed with the Canadian securities regulatory authorities, as they contain important information. Shareholders may obtain a copy of the materials at SEDAR from www.sedar.com.

Further information regarding Vedanta Resources plc or Twin Star International Limited can be obtained by contacting:

Sumanth Cidambi Associate Director - Investor Relations Vedanta Resources plc	sumanth.cidambi@vedanta.co.in Tel: +44 20 7659 4732 / +91 22 6646 1531
Faeth Birch Robin Walker Finsbury	Tel: +44 20 7251 3801

About Vedanta Resources plc
Vedanta Resources plc is a FTSE 100 diversified metals and mining group. Its principal operations are located throughout India, with further operations in Zambia and Australia. The major metals produced are aluminium, copper, zinc and lead. For further information, please visit www.vedantaresources.com.

Disclaimer
The Offer is not being, and will not be, made in any jurisdiction where not permitted by law. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be, any sale of securities in any jurisdiction in which the Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” This information is based upon certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including that the Offer will be made to United States shareholders. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, our financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. This list is not exhaustive of the factors that may affect any of our forward-looking statements contained in this release. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update our forward-looking statements.